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                                December 21, 2023

       Fu Xiaowei
       Chief Executive Officer
       YY Group Holding Ltd.
       60 Paya Lebar Road
       #05-43 Paya Lebar Square
       Singapore 409051

                                                        Re: YY Group Holding
Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed December 8,
2023
                                                            File No. 333-275486

       Dear Fu Xiaowei:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 5, 2023 letter.

       Amendment No. 1 to Form F-1 filed December 8, 2023

       Exhibit 5.2, page i

   1. We note counsel's revisions to their opinion in response to our prior comment 6. We presume that Ortoli
Rosenstadt LLP is relying on the legal opinion of Mourant Ozannes
                                                        (at exhibit 5.1) that
the registrant is validly existing, has the power to create the obligation and has taken the
required steps to authorize entering into the obligation under the law of the jurisdiction of
organization. If so, counsel's opinion must be revised to state as much and the opinion of
Mourant Ozannes must state that Ortoli Rosenstadt LLP may rely on
                                                        it. Refer to Section
II.B.1.f. of Staff Legal Bulletin No. 19. located at our web-site, for guidance.
 Fu Xiaowei
FirstName
YY Group LastNameFu
          Holding Ltd. Xiaowei
Comapany21,
December  NameYY
              2023 Group Holding Ltd.
December
Page 2    21, 2023 Page 2
FirstName LastName
Resale Prospectus, page i

2.       We note your response and revisions in response to our prior comment
7. Please augment
         your disclosure to detail the actual number of votes per share to which each class of common stock is entitled.
3. We note your revisions in response to prior comment 9. You state that shares sold by VCC will take place at an assumed price within the range you provide, and yet you go on to state that no sales of shares will occur until the Class A Ordinary Shares begin trading on the NASDAQ. Revise to provide a fixed price at which shares may be sold until your
         Class A Ordinary Shares are listed or quoted on an established public trading market.
       Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services